FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  April

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

26 April 2011

HSBC UPDATE ON BANK EKONOMI SHAREHOLDING

Under local Indonesian regulations, HSBC is required to reduce its shareholding in PT Bank Ekonomi Raharja Tbk (Bank Ekonomi) to 88.89% by August 2011 from its current 98.96% shareholding held through its wholly-owned subsidiary HSBC Asia Pacific Holdings (UK) Limited.

HSBC aims to achieve this through the sale of shares on the Indonesian stock exchange over the course of the coming months.

Notes to editors
1. HSBC in Indonesia
HSBC has operated in Indonesia since 1884. The HSBC Group in Indonesia is a leading provider of personal financial services, corporate and commercial banking, institutional banking, treasury capital markets and Amanah Syariah services in Indonesia. HSBC in Indonesia operates through 106 outlets in 10 major cities. In addition, the HSBC Group also holds 98.96% in Bank Ekonomi, a leading provider of commercial banking services in Indonesia, with 95 outlets across 27 cities. The HSBC Group in Indonesia delivered profit before tax of US$102 million in the half year to 30 June 2010.

2. PT Bank Ekonomi Raharja Tbk
PT Bank Ekonomi Raharja Tbk (Bank Ekonomi) is a leading provider of commercial banking services in Indonesia. Established in March 1990, the bank currently has 95 outlets in 27 cities, supported by more than 2,300 employees. Bank Ekonomi is listed on the Indonesia Stock Exchange and is 98.96% held by HSBC Asia Pacific Holdings (UK) Limited, a subsidiary of HSBC Holdings plc.

3. The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,500 offices in 87 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,455bn at 31 December 2010, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
                              Name:   P A Stafford
                                                   Title: Assistant Group Secretary
                             Date: 26 April, 2011